# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lord Von Designs Inc.
11621 Rocker Road
Nevada City, CA 95959
www.lordvondesigns.com

Up to $1,234,990.50 in Common Stock at $8.50
Minimum Target Amount: $14,994.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Lord Von Designs Inc.
Address: 11621 Rocker Road, Nevada City, CA 95959
State of Incorporation: NV
Date Incorporated: December 15, 2022

## Terms:

Equity

Offering Minimum: $14,994.00 | 1,764 shares of Common Stock
Offering Maximum: $1,234,990.50 | 145,293 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.50
Minimum Investment Amount (per investor): $144.50

Perks:

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Combo / Avid Investor Perk:</u>

$144+ | Tier 1

Invest $144+ (minimum investment) within the first two weeks and receive 5% bonus shares

$500+ | Tier 2

Invest $500+ within the first two weeks and receive 7% bonus shares

$2,500+ | Tier 3

Invest $2,500+ within the first two weeks and receive 10% bonus shares

$5,000+ | Tier 4

Invest $5,000+ within the first two weeks and receive 12% bonus shares

$10,000+ | Tier 5

Invest $10,000+ within the first two weeks and receive 15% bonus shares

<u>Volume-Based Perks:</u>

$300+ | Tier 1

Invest $300+ and receive a Limited Edition Lord Von Schmitt t-shirt

$1,000+ | Tier 2

Invest $1000+ and receive Limited Edition Lord Von Schmitt t-shirt + Parasol

$2,500+ | Tier 3

Invest $2,500 + and receive Limited Edition Lord Von Schmitt t-shirt + parasol + Crochet Rainbow Poncho + 3% bonus shares

$5,000+ | Tier 4

Invest $5,000 and receive Limited Edition Lord Von Schmitt t-shirt + parasol + Dominoes Robe + 5% bonus shares

$10,000+ | Tier 5

Invest $10,000+ and receive Limited Edition Lord Von Schmitt t-shirt + parasol + poncho + dominoes robe + Crochet Patio Umbrella Cover + 7% bonus shares

$25,000+ | Tier 6

Invest $25,000+ and receive Limited Edition Lord Von Schmitt t-shirt + parasol + poncho + dominoes robe + patio umbrella cover + 10% bonus shares

$50,000+ | Tier 7

Invest $50,000+ and receive Limited Edition Lord Von Schmitt t-shirt + parasol + poncho + dominoes robe + patio umbrella cover + handmade Lord von Schmitt Crochet garment with Zoom consultation individually made by CEO + 15% bonus shares

Loyalty Bonus

Prior customers of Lord von Schmitt and select friends and family will receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Lord Von Designs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $850. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

Company Overview

Lord von Designs is an apparel brand for personal expression. Focused primarily on knit and crochet, designer Schuyler Ellers creates couture garments by repurposing vintage afghan blankets. After extensive media exposure and an appearance on ABC's Shark Tank, the fashion line attracted the attention of Sony Music and was chosen for merchandising for an iconic musician. Primarily focused on internet sales of handmade items, the brand is expanding manufacturing of its most popular items. Lord von Schmitt seeks to expand beyond its niche market to a larger audience of rock n roll fans.

Source for Shark Tank: https://www.youtube.com/watch?v=7ysSS_PgAho

## Business Model

As fashion companies grow to reach a wider audience, and with increased publicity and interest, such apparel companies led by designers can command higher prices for their work. Scaling up production keeps the cost of manufacturing costs low. By multiplying production costs by 2.2-2.6 times and up to 4 times, popular fashion companies can turn a higher and higher profit on their designs. Our founder as Lord von Schmitt has manufactured several designs created from repurposing afghan blankets, and has had success selling them for around 3 times their production cost. Apparel merchandising based on popular musicians and working with established artists expands our market to the fans of the artist and creates a wider network of interest in the brand and distribution. Television features and reruns continue to provide a steady stream of traffic to our online shop. Our market is constantly growing, from niche craft enthusiasts to a larger market of rock n' roll fans.

## Corporate Structure

In 2015 Schuyler Ellers formed a sole proprietorship DBA Lord von Schmitt as the business entity for his crochet apparel line. The apparel line was distinctive as it used cast away crochet blankets that had been knitted in the past and fabricated the blankets into clothing. The line featured bright colors, innovative apparel designs and were hand sewn by Schuyler Ellers as the artist.

The decision was then made to shift away from one of a kind garments to high end mass produced couture fashions based on the previous designs developed by Schuyler. Accordingly on December 15, 2022 Lord von Designs Inc. was incorporated in the State of Nevada. This corporation is a new venture as it will not follow the Lord von Schmitt concept of using existing afghan blankets to individually create garments but would focus on taking crochet to another level as a new and upcoming high fashion clothing brand using high end manufacturing processes.

The Sole Proprietorship has a substantial inventory of individually handmade items and some manufactured items including parasols and men's underwear. The title to these items has not been transferred to the corporation because they were produced under the sole proprietorship and paid for by the sole proprietorship. The sole proprietorship intends to liquidate this inventory by January 1, 2024. Thereafter all remaining apparel inventory will be assigned to and sold by the corporation. The corporation will not be producing any handmade items as all apparel will be manufactured.

# Competitors and Industry

## Competitors

Unlike many other avant-garde fashion brands, Lord von Schmitt presents clothing that gets strong attention but is also easy to wear and can be worn casually. Crochet brands today tend towards muted colors and boxy designs. Lord von Schmitt has been a leader in bringing color back into fashion, and our use of color is more bold and characteristic than other crochet brands.

Many designers have tried to imitate our style but without our commitment to innovation and imagination.

Olympic diver Tom Daley (https://www.instagram.com/tomdaley/?hl=en) and social media influencer Ella Emhoff (https://www.instagram.com/ellaemhoff/?hl=en) have similar styles, although neither possess the energy and pizzazz of Lord von Schmitt.

## Industry

The fashion industry is a global industry that encompasses a wide range of products, including apparel, footwear, accessories, and cosmetics. It is estimated that the global fashion industry is worth over $2.5 trillion, with the apparel segment accounting for the largest share of the market.

Source: https://www.mckinsey.com/industries/retail/our-insights/state-of-fashion

# Current Stage and Roadmap

## Current Stage

Lord von Designs, Inc is currently a pre-revenue company based on the success of Lord von Schmitt. The brand is ready to grow and pursue the incredible opportunities presented to us.

## Future Roadmap

We intend to move beyond the niche crochet market, turn the fashion world upside down with the quality of our garments and build a globally recognized apparel brand known for its joyous celebration of color.

Proceeds from the raise will be used to hire a manufacturing and distribution specialist in the apparel industry, and expand our presence through social media, influencers, online advertising, and retaining a marketing director. We will also focus on manufacturing on a larger scale to reduce cost of goods sold, increasing gross sales and increasing revenue and profits.

## The Team

### Officers and Directors

Name: Schuyler Alden Ellers

Schuyler Alden Ellers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member & Founder
  Dates of Service: September, 2010 - Present
  Responsibilities: Fashion Design. Schuyler does not currently receive a salary, but plans to receive compensation of $75,000 annual salary dependent upon the success of the Regulation CF raise.

Name: Richard Frederick Ellers

Richard Frederick Ellers's current primary role is with Richard F. Ellers, Attorney at Law. Richard Frederick Ellers currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary, Board Member and General Counsel
  Dates of Service: December, 2022 - Present
  Responsibilities: Supervising contractual obligations, intellectual property and corporate governance. Currently does not take a salary.

Other business experience in the past three years:

- Employer: Richard F. Ellers, Attorney at Law
  Title: Attorney
  Dates of Service: January, 1971 - Present
  Responsibilities: Legal services

Name: Jerrel Griffith John

Jerrel Griffith John's current primary role is with Jerrel G. John, CPA. Jerrel Griffith John currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Jerrel serves as CFO and assists Richard Ellers, Esq. He does not receive an annual salary - he bills Lord Von Designs for his time and expenses.

Other business experience in the past three years:

- Employer: Jerrel G. John, CPA
  Title: Owner
  Dates of Service: August, 1996 - Present
  Responsibilities: Jerrel manages two professional staff and one administrative staff and is responsible for all work product and all client selection and billing.

Name: Raymond John Manzella

Raymond John Manzella's current primary role is with Manzella Entertainment. Raymond John Manzella currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Marketing, Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Ray manages retail and electronic distribution opportunities. He also serves on the board of

directors. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: Manzella Entertainment
  Title: President
  Dates of Service: January, 1985 - Present
  Responsibilities: Ray manages high profile clients for film, television, music, publishing, licensing, and endorsements.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Lord Von Designs, Inc. was formed on 1/1/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lord Von Designs, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that couture garments is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Schuyler Alden Ellers | 1,000,000 | Common Stock | 100.0% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 145,293 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Initial issuance of securities to founder.
  Date: December 15, 2022
  Offering exemption relied upon: Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

### Results of Operations

How long can the business operate without revenue:

Lord von Designs Inc. has very low overhead, no debt and principles that can operate the business indefinitely without compensation. Accordingly the business is poised to survive easily for a year without revenue generation. However, based on the company’s proposed distribution channels the company projects positive revenue within the first 90 days of operation.

Foreseeable major expenses based on projections:

Major expenses for the first year of operation are anticipated to be: 1. $45,000 cost of manufacturing first run inventory of five different high-end garments and accessories. 2. $26,000 office upgrade and equipment purchases, 3. $60,000 first year social media advertising budget and marketing expenses 4. $78,000 executive salaries and professional fees.

Future operational challenges:

The major future operational challenges are 1. Locating, contracting and supervising high end domestic and international crochet and woven fabric manufacturers, 2. Converting individually handmade crochet designs to fashionable mass produced garments, 3 Retaining experienced, skilled and well-connected manufacturing and production staff.

Future challenges related to capital resources:

The largest capital resource challenge will be the maintenance of sufficient inventory of the brand’s product lines.

Future milestones and events:

The company will be seeking innovative and profitable distribution channels both through social media and traditional retail venues. At the same time the company will be promoting through all available media the fashion design talent of its founder and visionary Schuyler Ellers. The confluence of such distribution and publicity will help propel the company to become a new worldwide recognized apparel brand

### Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of September 5, 2023 is $20,648.18. Richard Ellers, who is also legal counsel and on the Board of Directors, has provided a $15,000 line of credit for the company which is immediately available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to to acheive the strong growth rates projected for our company operations. These funds are required to support the launch of a new world wide apparel brand based on the fashions designed with crochet patterns by founder Schuyler Ellers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the funds from this campaign are not necessary to the viability of the Company, they are necessary for the rapid growth of the Lord von Schmitt fashion brand. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $5,000 per month for expenses related to payment of celebrity licensing, inventory, product manufacturing and marketing expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years. This is based on a projected yearly burn rate of $240,000 per year for expenses related to payment of salaries, advertising, celebrity licensing, inventory, product manufacturing and marketing expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $8,500,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no options, warrants or other securities with a right to acquire shares outstanding. The Company has no shares reserved for issuance under any company equity incentive plan or similar plan.

Lord Von Designs believes that the Company value is $8,500,000. See reasoning below.

THE EXPERIENCE AND DEDICATION OF THE MANAGEMENT TEAM

A dedicated and experienced team is a crucial asset that adds value to a business. The all-star team assembled by Lord von Designs, Inc. brings a wealth of knowledge, skills, and expertise to the table. CEO and Designer Schuyler Ellers, a Columbia graduate in Art, is an established fashion designer with numerous television appearances, and a keen ability to capture the attention of the media. A charismatic and sensitive CEO with design and media capabilities adds immense value to a company.

Marketing Director Ray Manzella has extensive experience with celebrity selling as well as extensive personal connections in the entertainment industry. Manzella's interpersonal network adds an extra layer of value to the company because of his demonstrated abilities in celebrity selling.

Jerrel John has extensive abilities as a financial officer and CPA for some of the most successful brands selling on Home Shopping Network including Jennifer Stallone's Serious Skincare and Dr. Debrow's Consult Beaute among others.

Legal Counsel and Secretary Richard Ellers has over 50 years of experience as an attorney, now specializing in the legal aspects of digital and media sales venues, whose legal expertise and experience in celebrity selling for Serious Skincare, adds incredible value to the company.

This a team that has already demonstrated a strong ability to work together and many of the members have worked together in the past. Some apparel companies that have enhanced their pre-revenue value based on their experience and dedicated team are:

-Everlane

-Bobonos

-Patagonia

-Outside Voices

-Allbirds

-Rent the Runway

Total Addressable Market

The global apparel industry is a behemoth, known for its sheer size and widespread influence. With its extensive reach and diverse product offerings, this industry has become significant in the global economy. According to recent estimates, the worldwide apparel industry generates trillions of dollars in revenue annually. The industry's scale is further amplified by the ever-growing demand for apparel, fueled by population growth, evolving fashion trends, and increased consumer purchasing power. As a result, the worldwide apparel industry continues to expand, adapt to new technologies, and shape the way people express themselves.

The global apparel market is enormous with an estimated value of $1.53 trillion in 2022, and is projected to reach 1.7 trillion in 2023. We believe that this projection speaks to an increased revenue opportunity for our business.

Source: https://www.statista.com/topics/5091/apparel-market-worldwide/

THE HIGH VALUATION OF OTHER APPAREL STARTUPS WITH UNIQUE APPROACHES

Pre-revenue start-up apparel companies have seen remarkable valuations in recent years, driven by factors such as innovation, brand potential, and market disruption. Companies like Allbirds, known for their sustainable footwear, achieved a valuation of over $1 billion within a few years of their inception. Another notable example is Rent the Runway, a fashion rental platform, which reached a valuation of over $1 billion based on its disruptive business model and strong growth trajectory. Similarly, Everlane, a direct-to-consumer brand focused on transparency and ethical manufacturing, garnered significant investor attention and a valuation in the hundreds of millions.

Fashion companies are unique in that they require talent, vision and a charismatic frontperson to succeed. These are unique values because they are based on skills that cannot be acquired in the same way that they can in other industries. Fashion is based on trends that disrupt traditional industry models. Fashion requires new ideas and new styles to succeed. By creating a fashion line using non-traditional materials, and cutting-edge ideas such as repurposing, or basing designs on repurposed prototypes, Lord von Schmitt resonates with consumer demands for innovation. The above mentioned companies have succeeded because their unique approach to fashion received attention that was parlayed into sales. Our brand has received accolades for its non-traditional approach to fashion and we have assembled a team that has the ability to parlay this attention into sales. We believe we can succeed the way these companies have succeeded because we also have the same initial components that drove their success. A small but passionate following, extensive media coverage and an exciting new approach to creating garments are necessary components of a fashion line's success. We see parallels between where Lord von Schmitt is now and where these companies were when they incorporated, with core values that reflect the interests of a small customer base. A small customer base that feels passion for a product has potential to grow in a similar way to how these brands have grown. That holds significant value in fashion because fashion companies require authentic passion from their customer base to grow. We are unique because our style is catching on just like these other brands, but our process of garment creation and the abilities of our frontperson have the ability to change how people see fashion.

These examples demonstrate that investors are willing to place substantial value on start-up apparel companies that showcase unique value propositions, resonate with consumer demands, and have the potential to disrupt traditional industry models.

Although it's difficult to be precise with respect to valuation when it comes to comparing such an early stage company with similar brands at later stages, we think the the $8.5M valuation strikes a balance between enthusiam for our founder and brand, and an understanding of the early stage of our company.

THE IMPACT ON THE MARKET OF NEW FASHION TRENDS

In the vast and competitive landscape of the apparel industry, a start-up company armed with a fresh and captivating fashion line has incredible potential for success. Lord von Schmitt's crochet fashion has already shown an ability to capture the attention of consumers seeking something different. Designer Schuyler Ellers started what is now a global trend in crochet shorts, a trend that is rapidly expanding out of its niche. Demonstrated ability as a trendsetter adds incredible value to a fashion company.

THE CUSTOMER APPRECIATION OF LORD VON DESIGNS BRAND

Customer satisfaction and positive interaction play integral roles in shaping the overall value of an apparel company. When customers have positive experiences, they are more likely to develop a strong emotional connection with the brand, leading to increased loyalty and repeat purchases. Satisfied customers often become advocates for the company, spreading positive word-of-mouth and attracting new customers. By delivering exceptional service, addressing customer concerns promptly, and providing personalized experiences, the company can create a strong reputation for reliability, trustworthiness, and quality. This, in turn, enhances the brand's perceived value and differentiation in a competitive market. Additionally, positive interactions with customers provide valuable feedback and insights, enabling the company to understand their preferences, needs, and evolving trends. Our founder's record of customer satisfaction, 5-star reviews, and repeat customers demonstrates strong customer appreciation. Our high level of customer engagement and satisfaction adds tremendous value to the company as these principles are set to continue into the future.

Intellectual Property & Leadership Team

We believe our intellectual property, including the Lord von Schmitt and other trade names, trade dress, and trade secrets hold significant value. The company has been assigned all rights in all previously created designs of Lord von Schmitt. We believe the celebrity status, media recognition and vision of our founder fashion designer Schuyler Ellers combined with the unique brand approach mentioned above holds significant value.

## Use of Proceeds

If we raise the Target Offering Amount of $14,994.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,234,990.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  24.5%
  Costs include online advertising, increasing visibility in social media, fashion and style publications. Maintaining a director of marketing with extensive influence in the music and fashion industries.

- Research & Development
  5.0%
  Designs are created in-house by CEO and Designer Schuyler Ellers and do not require outside hiring. Expenses in this category involve translating handmade prototypes into manufactured products.

- Company Employment
  20.0%
  Salary of 5K/month to CEO and Designer Schuyler Ellers and 1.5K to Richard Ellers.

- Operations
  20.0%
  Standard costs of operating a small fashion business, including utilities, internet, facilities, storage and shipping.

- Working Capital
  5.0%
  Funds used to cover ongoing company operating expenses and overhead.

- Inventory
  20.0%
  Meeting apparel manufacturers MOQs. and manufacturing costs. Maintaining a sufficient supply to cover customer demand and a variety of designs in all available sizes. Building a catalog of designs available for immediate shipping.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.lordvondesigns.com (lordvondesigns.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/lordvondesigns

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lord Von Designs Inc.

[See attached]

**Lord von Designs Inc.** (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended – December 31st, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Lord von Designs Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 6, 2023
*Vincenzo Mongio*

**Statement of Financial Position**

| | As of December 31, 2022 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | - |
| TOTAL ASSETS | - |
| | |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | - |
| TOTAL LIABILITIES | - |
| EQUITY | |
| Common Stock | - |
| Preferred Stock | - |
| Additional Paid in Capital | - |
| Accumulated Deficit | - |
| Total Equity | - |
| TOTAL LIABILITIES AND EQUITY | - |

**Statement of Operations**

| | Year Ended December 31, 2022 |
|---|---|
| Revenue | - |
| Cost of Revenue | - |
| Gross Profit | - |
| Operating Expenses | |
| Advertising and Marketing | - |
| General and Administrative | - |
| Total Operating Expenses | - |
| Net Income (loss) | - |

**Statement of Cash Flows**

| | Year Ended December 31, 2022 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | - |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | - |
| Cash at end of period | - |

**Statement of Changes in Shareholder Equity**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | **# of Shares Amount** | **$ Amount** | **APIC** | **Accumulated Deficit** | **Total Shareholder Equity** |
| Beginning Balance at 12/15/2022 | - | - | - | - | - |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net Income (Loss) | - | | - | - | - |
| Ending Balance 12/31/2022 | - | - | - | - | - |

**Lord von Designs Inc.**
**Notes to the Financial Statements (unaudited)**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lord von Designs, Inc was formed in Nevada on Dec 15, 2022. Lord von Designs, Inc is based on the fashion line Lord von Schmitt created by designer Schuyler Ellers and operating as an online business since 2010. Lord von Designs, Inc. plans to earn revenue as an apparel brand featuring colorful fashions and an emphasis on merchandising for musical artists. Lord von Designs, Inc has its headquarters in Nevada City, CA. Lord von Designs, Inc customers will be located in the United States and abroad.

Lord von Designs, Inc. will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

None.

**NOTE 6 – EQUITY**

The Company has authorized 5,000,000 of common shares with no par value per share. No shares were formally issued and outstanding as of December 31st, 2022, however, the Company was under the control of the incorporators.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 6, 2023, the date these financial statements were available to be issued. No events require disclosure.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

**NOTE 9 – RISKS AND UNCERTAINTIES**

***COVID-19***

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Lord Von Designs is not live or open to the public at this moment.



GET A PIECE OF LORD VON DESIGNS

# You Are What You Dare to Wear

Lord von Designs aims to bring the globally recognized, high fashion and apparel design of Lord von Schmitt, known for colorful crochet designs, to a larger audience by ...

**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


YOU ARE WHAT YOU DARE TO WEAR

$0 Raised



Invest Now
$8.50 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $0 | --- |
| **MIN INVEST** | **VALUATION** |
| $144.50 | $8.5M |

## REASONS TO INVEST

- Our CEO Schuyler Ellers propelled his crochet fashion line Lord von Schmitt into the worldwide media, with features in the New York Times, Penthouse, & ABC's Shark Tank.
- Lord von Designs is planning on manufacturing high-fashion crochet garments based on original designs. Our ethical and sustainable clothing is selling online through a separate sole proprietorship* with rave reviews!
- Our new leadership team has extensive experience in celebrity selling & endorsements. Our marketing strategist & board member, Ray Manzella, has managed high-profile clients & celebrities, generating $6B in revenue.

**Lord von Designs is a newly formed corporation that's based on Lord von Schmitt, a sole proprietorship. Lord von Designs has been assigned all Lord von Schmitt intellectual property and has not yet produced any apparel.*

### THE PITCH

## A New Way to Experience High-Fashion with Bold, Colorful Crochet

Following a lifelong passion for fabrics and garment design, Schuyler Ellers crafted some of his first original pieces by crocheting and knitting bikinis for passersby on the beaches of Ibiza. However, realizing that producing knit garments from scratch requires a lot of time and labor, Ellers turned to his own creativity to find a solution. After stumbling upon a treasure trove of secondhand crochet blankets in a thrift store, Ellers began repurposing them as fabric for his own creations, and thus our unique, colorful, and bold fashion line was born.

Now, we are excited to introduce you to Lord von Designs*, the evolution of Lord von Schmitt! We are a successful crochet fashion line that has gained recognition for our unique approach to creating high fashion garments using repurposed crochet blankets. Our best selling designs will be ethically and sustainably manufactured overseas and will be sold globally online.

**Lord von Designs is a newly formed corporation that's based on Lord von Schmitt, a sole proprietorship.*


The Art of Crochet
RE-IMAGINED
Transforming
VINTAGE HAND-KNITTED AFGHANS
into haute couture
PENTHOUSE
The New York Times
abc NEWS
REAL TIME WITH BILL MAHER

*The above products were produced by Lord von Schmitt, a sole proprietorship. Lord von Designs has been assigned all Lord von Schmitt intellectual property and has not yet produced any apparel.*

Since 2015, Ellers' innovative concept has been going viral, attracting media coverage by major outlets – including Penthouse Magazine, The New York Times, ABC News, Bill Maher, and others. In 2020, LVS was featured on ABC's Shark Tank.

Product and business model

## Crochet + Couture = Sophisticated, Sustainable Style

Lord von Schmitt's brand mission is to bring the fun back into fashion. Inspired by the vibrant colors and groovy patterns of previous eras, LVS's designer and founder, Schuyler Ellers, has re-imaged the art of crochet by transforming vintage hand-knitted afghans into haute couture.  Using these principles, Lord von Designs plans to produce manufactured items that maintain the same level of comfort, style and pizzazz.

By incorporating mass manufacturing and mass marketing, we intend to increase production and reduce costs while maintaining the unique quality of our designs and become a household name in the fashion industry. Not only will Lord von Designs create bold, unique pieces that stand out in the fashion industry, but our focus on sustainability and ethical production practices is in line with the growing demand for socially responsible brands. With overseas production in full swing, we're able to produce our high-fashion crochet garments with ethical and sustainable practices, and sell our designs online to people all over the world.


Bringing the
FUN
back into
FASHION

## RAVE CUSTOMER REVIEWS



### “To those who don't know this line: WAKE UP...I now have these pants and they rock!...

More importantly I have found them to be so totally accommodating, creatively brilliant, in tune with ones needs, and passionate about their product (something very hard to find) As the former owner of Barneys, I feel I have the right to speak up about a wonderful craftsman. I now have, in addition to the most seriously fabulous 70s costume (which I can still wear as a cool onesey) three totally awesome pants that all have seen me wear non stop over the past week. I am, actually, wearing the very pants in this picture as I type----and loving them. Go LordVonSchmitt!!!!”

Douglas Teitelbaum

★★★★★

Oct 28, 2015

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.The above products were produced by Lord von Schmitt, a sole proprietorship. Lord von Designs has been assigned all Lord von Schmitt intellectual property and has not yet produced any apparel.*

THE MARKET & OUR TRACTION

## Dynamic Brand Growth Powered By Passion and Positive Press

After being featured on the website Bored Panda and the front page of the New York Times Business section in 2015, the Lord von Schmitt line quickly took off and our collection of crochet men’s shorts began selling by the hundreds. Since then, awareness for the brand has continued to grow, through completely organic, self-generated publicity.


SHARK
TANK

*The above products were produced by Lord von Schmitt, a sole proprietorship. Lord von Designs has been assigned all Lord von Schmitt intellectual property and has not yet produced any apparel.*

In 2020, Schuyler Ellers was invited to Pitch LVS to the Shark Tank team on ABC, receiving positive reception and praise from all five sharks. In 2022, a LVS parasol appeared in the print edition of Penthouse magazine (source) and was photographed along with Ellers in a Skyy Vodka Pride campaign on social media. His designs were also recently featured in the LGBTQ hit movie "Fire Island" (source).

Lord von Designs Inc. has recently made a captivating move by bringing on board the esteemed Ray Manzella as our Marketing Director and board member. With an illustrious career spanning over 35 years, Ray Manzella, renowned for his expertise in managing high-profile clients in the realms of film, television, music, publishing, licensing, and endorsements, is set to propel Lord von Designs to new heights. Having worked with notable personalities like Vanna White, Pamela Anderson, and Jenny McCarthy, Ray's exceptional track record includes generating over $6B in revenue worldwide by aligning celebrities with products for the home shopping and infomercial industry.


RAY MANZELLA
is set to propel Lord von Designs to new heights
Over 35 years of expertise in managing high-profile clients in the realms of film, television, music, publishing, licensing, and endorsements.

*The above products were produced by Lord von Schmitt, a sole proprietorship. Lord von Designs has been assigned all Lord von Schmitt intellectual property and has not yet produced any apparel.*

Ray's strategic plan for Lord von Designs entails leveraging his vast network of musical artists, his proficiency in placing celebrity-endorsed products in brick and mortar stores, and his adeptness in navigating the intricacies of contractual arrangements for celebrity-endorsed apparel.

We believe the future is bright for Lord von Designs and are on a mission to conquer the intersection of fashion and entertainment.

**WHY INVEST**

## Help Us Create A Colorful Future In The Fashion Industry

The time has come for Lord von Designs to make a world-wide mark. We believe that our brand publicity combined with investment capital positions can help Lord von Designs achieve growth and ultimately catch the attention of major fashion brands– in hopes of placing us in the high-end fashion industry with similar brands such as Kate Spade, Jimmy Choo, and Stuart Weitzman. As we move forward, we believe our unique designs have the potential for growth by transitioning into a high fashion brand that can offer a wider range of products to consumers.

We invite you to join us on this exciting journey and invest in the future of Lord von Designs. Together, we can achieve great success and make a lasting impact in the fashion industry.

Help us continue to expand our audience and global reach and invest in Lord von Designs on StartEngine today!


JOIN US TODAY
As we continue to expand our audience and global reach

**The above products were produced by Lord von Schmitt, a sole proprietorship. Lord von Designs has been assigned all Lord von Schmitt intellectual property and has not yet produced any apparel.*

As we continue to expand our audience and global reach, investors who share our vision will be pivotal to scaling operations and realizing the company's full potential. Thank you for supporting Lord von Schmitt on StartEngine!

## ABOUT

HEADQUARTERS
**11621 Rocker Road**
**Nevada City, CA 95959**

WEBSITE
**View Site**

Lord von Designs aims to bring the globally recognized, high fashion and apparel design of Lord von Schmitt, known for colorful crochet designs, to a larger audience by manufacturing products in a sustainable and ethical way.

## TEAM



**Schuyler Ellers**
**President & Founder**

Schuyler Ellers studied visual arts at Columbia University in New York City before learning fashion design in Barcelona, Spain. In 2010 Ellers created Lord von Schmitt as a crochet fashion line using repurposed blankets. Lord von Schmitt's crochet shorts went viral in 2015 and reached a global audience, featured in televised news reports, fashion blogs and the New York Times. Schuyler Ellers appeared on Shark Tank in May 2020 and was hailed as a creative artist by the Sharks. Lord von Schmitt was chosen for a merchandising license by the Jimi Hendrix estate in October 2022.



**Richard Ellers**
**Secretary and General Counsel**

Richard Ellers is the father, mentor, supporter and legal advisor to company founder Schuyler Ellers. He is a 1970 graduate of Hastings College of the Law in San Francisco a member of the California bar and has practiced law for over 50 years. Today he represents skin care companies that primarily sell on television shopping channels and on line digital media including Jennifer Stallone's Serious Skincare brand.

**Jerrel John**
**Chief Financial Officer, Board Member**

Jerrel has over thirty years as a CPA with the last 26 years owning a small public accounting office.

He spends 2 to 3 hours a week on Lord Von Designs.

**Raymond Manzella**
**Director of Marketing, Board Member**

For over 35 years Ray Manzella / Manzella Entertainment has been managing high profile clients for Film, Television, Music, Publishing, Licensing, and Endorsements.

Throughout his career, Ray has been the personal manager for iconic personalities such as Vanna White, Pamela Anderson, and Jenny McCarthy. His clientele also includes Katharine McPhee, Suzanne Somers, Kris Jenner, Mel Blanc, Interscope Records.

Ray has specialized in aligning Celebrities, such as Tony Little and Sugar Ray Leonard, with products for the Home Shopping, Infomerical Industry; generating over 6 Billion in revenue Worldwide.

Ray has created and produced a number of highly successful promotions, including an alignment with American Idol/ Stamps.com.

Ray also serves as a trusted advisor to both celebrities and corporations.

Ray spends 20 hours a week on Lord Von Designs.

# TERMS

Lord Von Designs

## Overview

PRICE PER SHARE
**$8.50**

VALUATION
**$8.5M**

DEADLINE
**Dec 15, 2023**

FUNDING GOAL
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT
**$144.50**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,234,990.50**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**1,764**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**145,293**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

Risks

***Perks:***

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

***Voting Rights of Securities Sold in this Offering***

*Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

***Investment Incentives and Bonuses****

***<u>Combo / Avid Investor Perk:</u>***

***$144+ | Tier 1***

*Invest $144+ (minimum investment) within the first two weeks and receive 5% bonus shares*

***$500+ | Tier 2***

*Invest $500+ within the first two weeks and receive 7% bonus shares*

***$2,500+ | Tier 3***

*Invest $2,500+ within the first two weeks and receive 10% bonus shares*

***$5,000+ | Tier 4***

*Invest $5,000+ within the first two weeks and receive 12% bonus shares*

***$10,000+ | Tier 5***

*Invest $10,000+ within the first two weeks and receive 15% bonus shares*

***<u>Volume-Based Perks:</u>***

***$300+ | Tier 1***

*Invest $300+ and receive a Limited Edition Lord Von Schmitt t-shirt*

***$1,000+ | Tier 2***

*Invest $1000+ and receive Limited Edition Lord Von Schmitt t-shirt + Parasol*

***$2,500+ | Tier 3***

*Invest $2,500 + and receive Limited Edition Lord Von Schmitt t-shirt + parasol + Crochet Rainbow Poncho + 3% bonus shares*

***$5,000+ | Tier 4***

*Invest $5,000 and receive Limited Edition Lord Von Schmitt t-shirt + parasol + Dominoes Robe + 5% bonus shares*

***$10,000+ | Tier 5***

*Invest $10,000+ and receive Limited Edition Lord Von Schmitt t-shirt + parasol + poncho + dominoes robe + Crochet Patio Umbrella Cover + 7% bonus shares*

***$25,000+ | Tier 6***

*Invest $25,000+ and receive Limited Edition Lord Von Schmitt t-shirt + parasol + poncho + dominoes robe + patio umbrella cover + 10% bonus shares*

***$50,000+ | Tier 7***

*Invest $50,000+ and receive Limited Edition Lord Von Schmitt t-shirt + parasol + poncho + dominoes robe + patio umbrella cover + handmade Lord von Schmitt Crochet garment with Zoom consultation individually made by CEO + 15% bonus shares*

***Loyalty Bonus***

*Prior customers of Lord von Schmitt and select friends and family will receive 10% bonus shares.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

***The 10% StartEngine Owners' Bonus***

*Lord Von Designs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.*

*This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $850. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

*This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.*

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.*

# PRESS

### Bored Panda

New Fashion For Men: Crochet Shorts Made From Recycled Vintage Blankets

View Article

### New York Times

Amazon Challenges Etsy With Strictly Handmade Marketplace

View Article

### Brian Miller

Lord von Schmitt: When to stop being a business and start being an artist

View Article

Show More Press

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Lord Von Designs.

## JOIN THE DISCUSSION

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## HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello my name is Schuyler Ellers and I believe the future is in colorful fashion.

That's why I created my line, Lord von Schmitt, based on a new idea: repurposing crochet. You may have seen my crochet fashion featured in the New York Times, on ABC's Shark Tank, or even on the cover of Penthouse. All of these designs come from one idea: colorful fashion is fun to wear!!!

Lord von Schmitt creates one-of-a-kind eye-catching items. But If everyone loves it, why should there just be one of it? It's time to take our ideas a step further and make our unique designs available to everyone! With a lot of hard work, we've formed a strong cult following, but we want to market to a larger audience. Our brand is built on style, fit and sustainability. I want to see those principles through on a larger scale with Lord von Designs, Inc. a company that will transform my Lord von Schmitt line into a large scale label.

Customer engagement with Lord von Schmitt has never been higher. Investing now can help us translate this momentum into a wider audience, with more traffic and increased recognition. And to prove how much your support means to us, we are offering colorful garments as perks to get you in on the fun!! We value the community we've created and we want to see the happiness grow. We want to see the whole world having fun with fashion…investing now lets us make that dream come true!!!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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<u>Minimum and Maximum Investment Amounts</u>

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.